Specialty Foods Corporation
  Computation of Ratio of Earnings to Fixed Charges
  (in thousands, except ratios)




                                1992     1993     1994      1995      1996

Earnings:
  Income (loss) from
   continuing operations      12,550   (5,830)  (31,461)  (222,475)  (435,369)
  Add:
  Provision for taxes          3,817    5,772     1,618      1,410      1,201
  Fixed Charges               27,310   55,104    92,207    100,733    102,957
Earnings as adjusted (A)      43,677   55,046    62,364   (120,332)  (331,211)

Fixed charges:
  Interest Expense            21,336   45,400    76,800     87,953     89,361
  Amortization of deferred
    debt issuance costs          387    3,886    10,426      6,895      5,472
  Rents under leases
    representative of an
    interest factor            5,587    5,818     4,981      5,885      8,124
Fixed charges as adjusted (B) 27,310   55,104    92,207    100,733    102,957

Ratio of earnings to fixed
  charges (A) divided by (B)    1.60       -  1      -  1        - 1       - 1



1 Earnings are inadequate to cover fixed charges by $434,168 in 1996, $221,065 in 1995, $29,843 in 1994, and $58 in 1993.